VITALIBIS, INC.

3960 Howard Hughes Parkway, Suite 500

Las Vegas, NV 89169

Telephone: 702-944-9620

VIA EDGAR

June 20, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street N.E.

Washington, D.C. 20549

Attention:	Ms. Sonia Barros, Assistant Director
Mr. Joshua Lobert, Staff Attorney

Re:	Vitalibis, Inc.
Registration Statements on
Form S-1, Originally Filed May 16, 2019
File No. 333-231550

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Barros:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Vitalibis, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-231550), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on June 24, 2019, or as soon as practicable thereafter.

The Registrant hereby authorizes Michael J. Morrison, Esq. of Michael J. Morrison, Chartered, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Morrison at (775) 827-6300 or (775) 742-2241. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Michael J. Morrison, Chartered, attention: Michael J. Morrison, Esq., via e-mail at venturelawusa@gmail.com.

Best Regards,

VITALIBIS, INC.

/s/ Thomas Raack
Thomas Raack, Director, Chief Financial Officer, Secretary and Treasurer

cc: Michael J. Morrison, Esq, Michael J. Morrison, Chartered

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